                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  31 August, 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	30 August 2010

ALLIED IRISH BANKS, P.L.C. ISSUES HALF YEARLY FINANCIAL REPORT
FOR AIB UK 1 LP

Allied Irish Banks, p.l.c.
("AIB") [NYSE: AIB] today issues the Half Yearly Financial Report for the half year ended 30 June 20109 for AIB UK 1 LP. Please click on the following link to view:

http://www.rns-pdf.londonstockexchange.com/rns/8120R_-2010-8-30.pdf

Alternatively this announcement is available on
www.aibgroup.com/investorrelations

-ENDS-

For further information please contact:
Tiana Peck
Head of Legal Services and Company Secretary,
AIB Group (UK) plc
Bankcentre Britian
Belmont Road
Uxbridge
Middlesex
UB8 1SA
United Kingdom

Tel: 0044 778 522 5492

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  31 August, 2010

                                                        By: ___________________
                                              Maelíosa óHógartaigh
                                                                           Acting Chief Financial Officer
                                                 Allied Irish Banks, p.l.c.